

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2025

Jessica T. Graziano
Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

      Re: United States Steel Corporation
          Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024
          File No. 001-16811

Dear Jessica T. Graziano:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing